EXHIBIT 99
CASCAL N.V. ANNOUNCES PARTIAL EXERCISE OF OVER-ALLOTMENT OPTION BY UNDERWRITERS
London — February 8, 2008 — Cascal N.V. (NYSE: HOO) (“Cascal”) today announced that the underwriters of its recent initial public offering have completed the purchase of 690,800 common shares of Cascal upon the partial exercise of the over-allotment option granted to the underwriters by an indirect subsidiary of Biwater plc. Cascal will not receive any of the proceeds from the sale of these shares.
The partial exercise of the over-allotment option increased the size of offering to 12,690,800 shares, of which 8,710,000 were newly issued shares of Cascal and 3,980,800 were sold by the selling shareholder.
J.P. Morgan and Credit Suisse have been bookrunners of the offering and Janney Montgomery Scott LLC and HSBC have been co-managers.
A copy of the final prospectus relating to this offering may be obtained from:
J. P. Morgan Securities Inc.
National Statement Processing
Prospectus Library
4 Chase Metrotech Center
CS Level, NY 11245
Tel: (718) 242-8002
Credit Suisse Securities (USA) LLC
Prospectus Department
One Madison Avenue
New York, NY 10010
Tel: (800) 221-1037 Brooklyn
The registration statement relating to these securities was declared effective by the Securities and Exchange Commission on January 28, 2008. The offering of these securities is made only by means of a prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
For more information please contact:
David Sayers
Chief Commercial Officer
Tel:  +44 1306 746080
Email:  david.sayers@cascal.co.uk
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately three million.
This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.